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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

School Specialty, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
807863105
(CUSIP Number)
Janice V. Sharry, Esq,
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	807863105	Page	2	of	7

1	NAMES OF REPORTING PERSONS: MSD Capital, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	74-2880190

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,784,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,784,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,784,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	807863105	Page	3	of	7

1	NAMES OF REPORTING PERSONS: MSD SBI, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	61-1420251

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,784,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,784,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,784,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of School Specialty, Inc., a Wisconsin corporation (the “Issuer”), and is being filed on behalf of the Reporting Persons to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 13, 2006, to reflect the change in beneficial ownership of the Reporting Persons. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented as follows:
     Since the Amendment No. 1 to Schedule 13D was filed with the Commission on April 13, 2006, the Reporting Persons have acquired an aggregate of 616,200 shares of Common Stock of the Issuer in open market transactions for an aggregate purchase price of approximately $19,855,000. Such open market purchases were made using funds available from working capital.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) As of June 21, 2006, the Reporting Persons may be deemed to beneficially own 2,784,500 shares of Common Stock (which represents approximately 12.1% of the outstanding Common Stock as of March 6, 2006, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended January 28, 2006).

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
MSD Capital, L.P.	0	2,784,500	0	2,784,500
MSD SBI, L.P.	0	2,784,500	0	2,784,500

     (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
          During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

Date	Price	MSD	SBI
6/20/2006	31.35	0	500,000
5/12/2006	35.75	0	25,000
5/11/2006	35.86	0	17,900
5/10/2006	36.00	0	1,200
5/09/2006	36.00	0	300
5/08/2006	36.00	0	200
5/05/2006	36.00	0	200
5/04/2006	36.00	0	4,600
5/03/2006	35.99	0	5,600
5/02/2006	36.00	0	19,000
4/28/2006	35.98	0	500
4/27/2006	36.00	0	1,500
4/25/2006	36.00	0	600
4/24/2006	36.00	0	8,000
4/21/2006	36.00	0	16,000
     (d) Not applicable.
     (e) Not applicable.
Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Exhibit 1.	Joint Filing Agreement, dated as of November 7, 2005, by and between MSD Capital, L.P. and MSD SBI, L.P. (Exhibit 1 to Schedule 13D filed with the Commission on November 7, 2005 and incorporated by reference herein).

Exhibit 2	Agreement, dated as of April 11, 2006, by and between School Specialty, Inc., a Wisconsin corporation, and MSD Capital, L.P., a Delaware limited partnership, together with certain of its affiliates (Exhibit 2 to Amendment No. 1 to Schedule 13D filed with the Commission on April 13, 2006 and incorporated by reference herein).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 22, 2006

MSD CAPITAL, L.P.

	By:	MSD Capital Management LLC, its general partner

		By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

MSD SBI, L.P.

	By:	MSD Capital, L.P., its general partner

	By:	MSD Capital Management LLC, its general partner

		By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of November 7, 2005, by and between MSD Capital, L.P. and MSD SBI, L.P. (Exhibit 1 to Schedule 13D filed with the Commission on November 7, 2005 and incorporated by reference herein).

Exhibit 2	Agreement, dated as of April 11, 2006, by and between School Specialty, Inc., a Wisconsin corporation, and MSD Capital, L.P., a Delaware limited partnership, together with certain of its affiliates (Exhibit 2 to Amendment No. 1 to Schedule 13D filed with the Commission on April 13, 2006 and incorporated by reference herein).